1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2007.
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
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No. 12B Fuxing Road
Haidian District, Beijing
People's Republic of China 100814
(Address of principal executive offices)
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         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date April 16, 2007	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600) ANNOUNCEMENT

To implement the share reforms and mergers of Shandong Aluminum and Lanzhou Aluminum with the Company, the Company has applied to CSRC for the issue of A shares of the Company in exchange for the existing issued shares held by the shareholders of Shandong Aluminum and Lanzhou Aluminum, other than those held by the Company.

The Preliminary A Share Prospectus containing certain profit forecast and pro forma profit forecast information of the Company, which is required to be provided pursuant the relevant PRC laws and regulations relating to the listing of securities in the PRC, has been uploaded onto the website of CSRC (www.csrc.gov.cn) on 13 April 2007.

This announcement is made pursuant to Rule 13.09(1) of the Hong Kong Listing Rules.

THE A SHARE ISSUE

Reference is made to the announcements of Aluminum Corporation of China Limited (the "Company") dated 7,14,19 and 29 December 2006 and 16 January 2007, the circular of the Company dated 17 January 2007 and the voting results announcements dated 28 February 2007 in respect of the Special General Meetings of the Company held on 27 February 2007.

To implement the share reform and mergers of Shandong Aluminum Industry Co., Limited ("Shandong Aluminum") and Lanzhou Aluminum Co., Limited ("Lanzhou Aluminum") with the Company, the Company has submitted an application to the China Securities Regulatory Commission ("CSRC") for the issue of A shares of the Company ("A Shares") in exchange for the existing issued shares held by the shareholders of Shandong Aluminum and Lanzhou Aluminum, other than those held by the Company. The issue of A Shares for such purpose has been approved by the shareholders of the Company at the Special General Meeting held on 27 February 2007. In accordance with the procedures for issue of securities in the PRC, the preliminary A Share prospectus of the Company("Preliminary A Share Prospectus") has been uploaded on the website of CSRC on 13 April 2007. The Preliminary A Share Prospectus contains the following profit forecast information of the Company, which is required to be included pursuant to the relevant PRC laws and regulations and which is prepared in accordance with PRC accounting principles:

Profit Forecast Information	Approximate Amount

Profit forecast of the Company for the period from the respective dates(s) of
acquisition of Shandong Aluminum and Lanzhou Aluminum to 31 December 2007	RMB10.8 billion

Pro forma profit forecast of the Company for the period
from 1 January 2007 to 31 December 2007	RMB11.1 billion

The Preliminary A Share Prospectus containing the above profit forecast and pro forma profit forecast information and certain other related information has been uploaded onto the website of CSRC (www.csrc.gov.cn).

This announcement is made by the Company pursuant to Rules 13.09(1) of the Hong Kong Listing Rules.

By order of the Board of Aluminum Corporation of China Limited Liu Qiang Company Secretary

Beijing, the PRC
14 April 2007

As at the date of this announcement, the Executive Directors are Mr. Xiao Yaqing, Mr. Luo Jianchuan, Mr. Chen Jihua and Mr. Zhang Chengzhong, the Non-executive Directors are Mr. Joseph C. Muscari and Mr. Shi Chungui, and the Independent Non-executive Directors are Mr. Poon Yiu Kin, Sammuel, Mr. Wang Dianzuo and Mr. Kang Yi.

* For identification purpose only

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Hai Dian District, Beijing, People's Republic of China 100088
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chinalco.com.cn
*	Contact person: Liu Qiang, Company Secretary